Exhibit 12

	Ratio of Earnings to Fixed Charges
	Period Ended
	March 31,	Year Ended December 31,
(in thousands)	2013	2012	2011	2010	2009	2008

Pretax income (loss) from continuing operations (1)	$(12,578)	$37,446	$38,849	$77,880	$46,110	$32,737

Fixed charges
Interest expensed	539	2,177	1,719	1,778	1,797	3,032
Debt issuance cost	67	67	135	113	159	54
Total fixed charges (2)	606	2,244	1,854	1,891	1,956	3,086

Noncontrolling interest in pretax income (3)	743	5,381	6,906	4,514	4,599	724
Capitalized interest (4)	528	2,171	1,713	1,796	1,790	3,023

Earnings ((1) + (2) -(3) -(4))	(13,243)	32,138	32,084	73,461	41,677	32,076
Fixed charges	606	2,244	1,854	1,891	1,956	3,086

Ratio of earnings to fixed charges	(21.9)	14.3	17.3	38.8	21.3	10.4